Exhibit 2
                                                                       ---------

For Immediate Release                                            27 October 2006

                                       WPP

                      Amendment to Quarterly Trading Update

Net new business billings won during the third quarter were $1,43lm ((pound)773m). The total net new business billings won in the first nine months of 2006 remain unchanged from today's earlier announcement at $5.5billion, an increase of almost 19% compared with the first nine months of 2005 - which was itself a record.